AMENDMENT TO INVESTMENT MANAGEMENT AGREEMENT WITH FRANKLIN TEMPLETON INVESTMENTS (ME) LIMITED

This Amendment dated as of April 1, 2019, is to the Investment Management Agreement made as of October 26, 2018 (the “Agreement”) by and between TEMPLETON GLOBAL INVESTMENT TRUST (hereinafter referred to as the “Trust”), on behalf of Templeton Frontier Markets Fund (the “Fund”), and FRANKLIN TEMPLETON INVESTMENTS (ME) LIMITED (hereinafter referred to as the “Manager”).

WITNESSETH:

WHEREAS, both the Manager and the Trust wish to amend Paragraph 6 of the Agreement; and

WHEREAS, the Board of Trustees of the Trust, including a majority of the Independent Trustees of the Trust present in person, approved the following amendment at a meeting called for such purpose on February 26, 2019.

            NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree that Paragraph 6 of the Agreement is removed and replaced with the following:

 (6)       The Fund agrees to pay to the Manager a monthly fee in dollars at an annual rate of the Fund’s daily net assets during the month preceding each payment, as listed below, payable at the end of each calendar month:

1.400% up to and including $500 million;

1.300% over $500 million, up to and including $1 billion;

1.200% in excess of $1 billion.

The Manager may waive all or a portion of its fees provided for hereunder and such waiver shall be treated as a reduction in purchase price of its services.  The Manager shall be contractually bound hereunder by the terms of any publicly announced waiver of its fee, or any limitation of the Fund’s expenses, as if such waiver or limitation were fully set forth herein.

            IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of the date set forth above.

FRANKLIN TEMPLETON INVESTMENTS (ME) LIMITED

By: /s/SANDEEP SINGH            _______
      Sandeep Singh
      Chief Executive Officer and Senior Executive Officer

TEMPLETON GLOBAL INVESTMENT TRUST

By: /s/NORMAN J. BOERSMA _________
      Norman J. Boersma
      President and Chief Executive Officer – Investment Management